Exhibit 8.2

BEIJING

BRUSSELS

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IRVINE SPECTRUM

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TELEPHONE (212) 326-2000
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OUR FILE NUMBER
285846-73

July 1, 2005

Fresenius Medical Care Aktiengesellschaft
Else-Kroener-Strasse 1
61346 Bad Homburg v.d.H.
GERMANY

Re:	Transformation of the legal form of Fresenius
Medical Care Aktiengesellschaft from a stock corporation to a partnership limited by shares, a KGaA

Ladies and Gentlemen:

          You have requested our opinion on whether the transformation (the “Transformation”) of the legal form of Fresenius Medical Care Aktiengesellschaft (“FMC AG” or the “Company”) from a stock corporation to a partnership limited by shares under German law, a Kommanditgesellschaft auf Aktien to be called Fresenius Medical Care AG & Co. KGaA (“FMC KGaA”), with Fresenius Medical Care Management Aktiengesellschaft (“Management AG”), a subsidiary of Fresenius Aktiengesellschaft (“Fresenius AG”), as the sole general partner of FMC KGaA, will be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

          In providing our opinion, we have reviewed and relied upon, with your consent, (x) the prospectus (the “Prospectus”) included in the Registration Statement on Form F-4, as filed by FMC AG with the Securities and Exchange Commission on May 10, 2005 as amended on May 20, 2005 and the date hereof (the “Registration Statement”) and (y) a copy of the English translation of the draft, submitted to us as of the date hereof, of the Transformation of the Legal Form of the Corporation into a Partnership Limited by Shares [KGaA] (the “Transformation Report”). In addition, we have assumed (i) that the Transformation will be consummated as described in the Prospectus, the Transformation Report, and the “FACTS” section set forth below; (ii) that the representations made to us by the officers of FMC AG (who we assume are authorized to make such representations) in their letter to us dated as of the date hereof and

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delivered to us for purposes of this opinion (such letter, the “Representation Letter”) are true, accurate, and complete in all material respects, and we assume such representations that are qualified as to the best of FMC AG's knowledge are true as though no such qualification was made; (iii) the genuineness of all signatures, the legal capacity of natural persons, and the authenticity, enforceability, binding effect, and due execution, as applicable, of the Registration Statement (together with the Prospectus), the Transformation Report, and the Representation Letter (all such documents, the “Submitted Documentation”) as submitted to us as of the date hereof; (iv) the accuracy in all material respects of the English version of the Transformation Report as a translation of the German language document which it represents, and that such report in its final form will not vary in any material respect from the draft submitted to us as of the date hereof; and (v) that all parties have the corporate power and authority to enter into and perform all obligations and responsibilities pursuant to the statements, obligations, certifications, and representations made in the Submitted Documentation. We also have assumed in rendering this opinion that the information presented below and in documents reviewed or otherwise furnished to us, in all material respects, accurately and completely describe all facts relevant to the transaction contemplated in this opinion. Any changes in, or variations from, such factual assumptions occurring could affect the conclusions expressed herein. We have not made an independent investigation of any such assumptions. Capitalized terms not defined herein shall have the meaning ascribed to them in the Prospectus.

FACTS

          The Transformation will become effective upon its registration with the commercial register with jurisdiction over FMC AG, i.e., the local court (Amtsgericht), Hof an der Saale. Upon registration of the Transformation, FMC AG’s legal form will be changed by operation of law from an Aktiengesellschaft (AG), which is a German stock corporation, to Kommanditgesellschaft auf Aktien (KGaA), which is a German partnership limited by shares, and it will continue to exist in that legal form. A KGaA is a mixed form under German corporate law, which has elements of both a partnership and a corporation. Like a stock corporation, the share capital of the KGaA is held by shareholders. The KGaA is similar to a limited partnership because there are two groups of owners, the general partner on the one hand, and the KGaA shareholders on the other hand. The general partner is not a shareholder, and, while the general partner exercises certain corporate governance rights respecting the KGaA, the general partner does not possess any of the corporate governance rights of a shareholder. FMC KGaA will make an election to be treated as a corporation for U.S. federal income tax purposes.

          In connection with the Transformation, FMC AG will not (i) transfer any assets to another entity, (ii) merge into or with or consolidate with any entity, or (iii) acquire the shares of any other entity. The Company in a KGaA form will be the same legal entity under German law, rather than a successor to the stock corporation. Upon effectiveness of the Transformation, Management AG, a subsidiary of Fresenius AG, will become the general partner of FMC KGaA. Legal relationships existing between the Company and third parties will continue unchanged. The offices of the members of the management board of FMC AG will terminate. The members of the management board will, subject to the election by the supervisory board of Management AG, become members of the management board of the general partner, Management AG,

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effective upon the transformation. The members of the management board intend to conclude new service agreements with the general partner on the same terms as their prior service agreements with FMC AG.

          The share capital of the Company will not be changed by the Transformation of legal form from a stock corporation to a partnership limited by shares under local German law, but rather, will become the share capital of the Company in its new legal form. The persons who are shareholders in FMC AG at the time of the entry of the Transformation of legal form in the commercial register will be shareholders in FMC KGaA. The shareholders will participate in all economic respects, including profits and capital, to the same extent and with the same number of shares in FMC KGaA as they did in FMC AG prior to the Transformation becoming effective. Ordinary shareholders will hold the same number of voting shares in the KGaA which they had in FMC AG prior to the Transformation.

          As described more fully in the Prospectus, the Company intends to offer each holder of a preference share of the Company the opportunity to convert each preference share to an ordinary share upon the payment of a premium. Such a conversion, while being offered in connection with the Transformation, will be effected through separate corporate actions immediately prior to the Transformation (i.e., the corporate acts required for the conversion of preference shares to ordinary shares are separate and distinct from the corporate acts required for the Transformation), and the Company has stated that if the conversion is not approved by the requisite shareholder vote, it may determine to complete only the Transformation. Preference shareholders who do not convert their shares into ordinary shares will hold the same number of non-voting preference shares in FMC KGaA as they had in FMC AG prior to the Transformation having the same preference rights as the non-voting preference shares of FMC AG. Holders of convertible bonds, which are the equivalent of stock options for U.S. federal income tax purposes, issued under the Company’s Employee Participation Programs, will not experience any change in their legal position due to the Transformation of legal form, but will have the opportunity to exchange their bonds or options for adjusted convertible bonds or options convertible into or exercisable for ordinary shares.

          Management AG, a wholly-owned subsidiary of Fresenius AG, will be the general partner of FMC KGaA. Fresenius AG currently owns stock entitled to more than 50% of the total combined voting power of all outstanding FMC AG stock. Management AG will not make a capital contribution to FMC KGaA in connection with the Transformation of legal form and therefore will not receive dividends or other distributions from FMC KGaA. However, the general partner will receive a fee for management of FMC KGaA and for acting as general partner and thereby assuming the liabilities of the partnership limited by shares.

          The Transformation of legal form will not involve a change of employer and therefore will have no effect on the Company’s employees. Employment contracts between the Company and its employees will continue unchanged. The employer’s right to issue directions to its employees will be exercised after the Transformation by the management board of the general partner, Management AG. In addition, the composition of the works council under German law

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and their rights and authorities will not be changed by the Transformation. All works agreements will remain in effect in their present form unchanged. The Company is not a member of a German employer association and consequently there will be no changes to German collective bargaining agreements.

          The corporate governance of the KGaA is determined by its general partner, supervisory board and the general meeting of shareholders. A KGaA may have one or more general partners who conduct the business of the KGaA. They are appointed as executive bodies on the basis of the articles of association and, therefore, are so-called “inherent executive bodies of the partnership’’ under German law. However, in contrast to the appointment of the management board of a stock corporation, the supervisory board of a KGaA has no influence on appointment of the general partner. Likewise, the removal of the general partner from office is subject to very strict conditions, including the necessity of a court decision. The general partners may, but are not required to, purchase shares of the KGaA. The general partners are personally liable for the liabilities of the partnership in relations with third parties subject, in the case of corporate general partners, to applicable limits on liability of corporations generally.

          The status of the members of the two groups of owners, i.e., the group of KGaA shareholders on the one hand, and the general partner or partners, on the other hand, varies within the KGaA due to the structure of a KGaA. The KGaA shareholders exercise influence in the general meeting through their voting rights but, in contrast to a stock corporation, the general partner of a KGaA has a veto right with regard to material resolutions. The members of the supervisory board of a KGaA are elected by the general meeting as in a stock corporation. However, since the supervisory board of a KGaA has fewer powers than the supervisory board of a stock corporation, the indirect influence exercised by the KGaA shareholders on the KGaA via the supervisory board is also less significant than in a stock corporation. For example, the supervisory board is not usually entitled to issue rules of procedure for management or to specify business management measures that require the supervisory board’s consent. The status of the general partner or partners in a KGaA is stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing veto rights regarding material resolutions adopted by the general meeting and (iii) the independence of the general partner from the influence of the KGaA shareholders as a collective body.

          In the articles of association of a KGaA, the relationship between the general partners and the KGaA shareholders can be structured for the most part without restrictions. This means that the articles of association of a KGaA can be adjusted to the specific needs of the partners at the time the KGaA is founded or at the time a company is transformed into such a partnership limited by shares. Since the articles of association of a KGaA may be amended subsequently only through a resolution of the general meeting adopted by a qualified three quarters majority and with the consent of the general partner, neither group of owners (i.e., the KGaA shareholders and the general partners) can unilaterally amend the articles of association without the consent of the other group. Fresenius AG will, however, continue to be able to exert significant influence over amendments to the articles of association of FMC KGaA through its ownership of a significant percentage of the Company’s ordinary shares after the transformation,

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since such amendments require a three quarters vote of the shares present at the meeting rather than three quarters of the outstanding shares.

          The corporate legal structure of FMC KGaA is intended to retain the essential elements of Fresenius AG’s existing power to control the Company but, to the extent legally feasible, not to expand such control. Fresenius AG’s controlling position is intended to be conditioned upon ownership of a substantial participation in FMC KGaA’s share capital. Therefore, under the proposed articles of association, Management AG has to withdraw as general partner if Fresenius AG’s participation decreases to 25% or less of FMC KGaA’s share capital. At the same time, the business operations of the Company will remain unaffected by the transformation in legal form.

     In addition, in rendering our opinion, we have relied upon, with your consent, the following representations contained in the Representation Letter:

     1. The fair market value of FMC KGaA shares held by each FMC KGaA shareholder after the Transformation will be equal to the fair market value of FMC AG shares held by such shareholders immediately prior to the Transformation (understanding that the trading price for the FMC AG and FMC KGaA shares can fluctuate from time to time for a number of reasons).

     2. As of today and to the best of our knowledge, other than the possible conversion of preference shares to ordinary shares, neither FMC KGaA nor any person or entity related to FMC KGaA within the meaning of Treasury Regulation § 1.368-1(e)(3) has any plan or intention to acquire or reacquire any FMC KGaA shares after the Transformation.

     3. Following the Transformation, FMC KGaA will continue the historic business of FMC AG.

     4. FMC KGaA will not pay or assume any Transformation expenses of any person (other than expenses of FMC AG) other than those solely and directly related to the Transformation in accordance with the guidelines established in Revenue Ruling 73-54, 1973-1 C.B. 187.

     5. The liabilities of FMC AG will become the liabilities of FMC KGaA. All such liabilities, including any liabilities to which the transferred assets of FMC AG are subject, were incurred by FMC AG in the ordinary course of its business or were incurred for reasons not connected with or related to the Transformation.

     6. As of today and to the best of our knowledge, other than the possible conversion of preference shares to ordinary shares, the management of FMC KGaA is unaware of any plan or intention of any 1% or greater FMC AG shareholders to sell, exchange or otherwise dispose of any FMC KGaA shares to be received in the Transformation.

     7. None of the compensation, if any, to be received by any shareholder of FMC AG

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in respect of services, or in respect of refraining from the performance of services, will represent separate consideration for, or be allocable to, any of that shareholder’s FMC KGaA shares. None of FMC KGaA shares held after the Transformation by FMC AG shareholders will represent separate consideration for, or be allocable to, any employment or consulting agreement or agreement to refrain from the performance of services. All compensation, if any, paid to shareholders of FMC AG in respect of services to FMC AG or FMC KGaA will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

     8. There are substantial non-tax business purposes for the Transformation, which are described in greater detail in the Prospectus.

     9. Immediately following consummation of the Transformation, FMC KGaA will possess the same assets, except for assets used to pay expenses incurred in connection with the Transformation, as those possessed by FMC AG immediately prior to the Transformation. Assets used to pay expenses, and all redemptions and distributions made by FMC AG immediately preceding the Transformation, if any, will in the aggregate, constitute less than one percent of the net assets of FMC AG.

     10. Immediately following consummation of the Transformation, the shareholders of FMC AG will own all of the outstanding FMC KGaA shares in the same proportion as they owned FMC AG shares immediately before the Transformation and will own such shares solely by reason of their ownership of FMC AG shares immediately prior to the Transformation.

     11. As of today, FMC KGaA has no plan or intention to sell or otherwise dispose of any of its assets held upon effectiveness of the Transformation, except for dispositions to be made in the ordinary course of business.

     12. Other than pursuant to its equity incentive plans and the possible issuance of ordinary shares upon the conversion of preference shares to ordinary shares, as of today, FMC KGaA has no plan or intention to issue additional shares following the Transformation.

     13. FMC AG is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

     14. At the time of the Transformation, other than convertible bonds or options issued pursuant to FMC AG’s 1996/1998 Employee Participation Program, the 1998 Employee Participation Program, and the 2001 Employee Participation Program (as described in the Prospectus), which convertible bonds or options are treated as compensatory shares options for United States Federal income tax purposes, FMC AG will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire shares in FMC AG.

     15. Effective from the moment of its inception, FMC KGaA will elect to be treated as a corporation for United States Federal income tax purposes.

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ANALYSIS

          A reorganization pursuant to Section 368(a)(1)(F) of the Code is defined as “a mere change in identity, form, or place of organization of one corporation, however, effected.” While there is no authority directly on point holding that a transformation of a German AG to a KGaA form constitutes a reorganization under Section 368(a)(1)(F) of the Code, changes in legal forms of organization that have involved incidental changes to the form of corporate governance, for example, from a corporation to a business trust taxable as a corporation, and from a business trust to a corporation, have been treated by the Internal Revenue Service (the “IRS”) as reorganizations qualifying under Section 368(a)(1)(F). See, e.g., Rev. Rul. 67-376, 1967-2 C.B. 142 (corporation converted to a business trust); Rev. Rul. 70-241, 1970-1 C.B. 84 (business trust converted to a corporation). The IRS has also ruled that a foreign corporation’s amendment of its articles of association to change from a public to a private or limited company and its shareholders’ exchange of their stock certificates for registered shares or quotas of the private company constituted a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Rev. Rul. 79-150, 1979-1 C.B. 149 (exchange by two U.S. corporations of stock in their jointly owned Brazilian public company for quotas when it is changed to a limited company qualified as a reorganization described in Section 368(a)(1)(F) of the Code.); Rev. Rul. 72-420, 1972-2 C.B. 473 (exchange of common stock for registered shares necessitated by the conversion of a Netherlands corporation from a public to a private corporation was described in Section 368(a)(1)(F) of the Code) declared obsolete on other grounds by Rev. Rul. 78-381, 1978- 2 C.B. 347.

          The IRS has repeatedly found a valid reorganization pursuant to Section 368(a)(1)(F) of the Code to have occurred notwithstanding that it was pursuant to a plan that involved other events resulting in significant changes to share holdings and business. For example, in Rev. Rul. 96-29, 1996-1 C.B. 50, the IRS ruled that the step-transaction doctrine did not apply to such other events, and stated that this application of the doctrine was unique to reorganizations under Section 368(a)(1)(F). The IRS effectively stated that a reorganization under Section 368(a)(1)(F) is, by its very nature, incapable of being “stepped together” with other transactions, because such a reorganization is “merely” a change in form of a single corporation. Therefore, other events that may occur in conjunction with the reorganization under Section 368(a)(1)(F) will be tested apart from the reorganization, and vice versa. Accordingly, the possible conversion of preference shares of the Company to ordinary shares of the Company in connection with the Transformation does not affect the ability of the Transformation to qualify as a reorganization under Section 368(a)(1)(F).

          To be a reorganization pursuant to Section 368(a)(1)(F) of the Code, a transaction otherwise qualifying as a reorganization under Section 368(a)(1)(F) of the Code must also meet the requirements of several judicially imposed doctrines, which are also codified in various Treasury Regulations Sections (see, e.g., Treas. Reg. §§ 1.368-1(b), -1(c), and -2(g)): (1) business purpose; (2) continuity of business enterprise; and (3) continuity of proprietary interest.

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          The business purposes for the Transformation are described more fully in the Prospectus and the Representation Letter states that the Transformation is being undertaken for valid business purposes. FMC AG has also represented that FMC KGaA will continue to conduct the business activity of FMC AG so as to satisfy the continuity of business enterprise requirement.

          The judicial continuity of proprietary interest doctrine requires that the former shareholders of the acquired or transferor corporation acquire a substantial continuing proprietary interest in the transferee corporation.1 In addition to this broader doctrine, one frequently-cited case holds that a transaction which shifts the ownership of the proprietary interest in a corporation is not “a mere change in identity, form, or place of organization” within the meaning of Section 368(a)(1)(F) of the Code.2

          In Cannonsburg Skiing Corporation v. Commissioner, T.C. Memo. 1986-150, aff’d, 832 F2d 349 (6th Cir. 1987), the court explained the derivation of the term “proprietary interest” for purposes of testing a reorganization pursuant to Section 368(a)(1)(F) of the Code:

One underlying premise of all reorganizations is that there be significant continuing proprietary interest. The controversy in this case focuses upon the requirement of an identity of shareholders and their respective proprietary interests. This “continuity of interest” doctrine developed as a judicial embellishment of the reorganization provisions and is now codified in the applicable regulations, which provide that “[t]he term [reorganization] does not embrace the mere purchase by one corporation of the properties of another corporation for it imports a continuity of interest on the part of the transferor or its shareholders in the properties transferred.” [Treas. Reg. § 1.368-2(a).] Thus, in order for a corporate combination to warrant tax-free reorganization treatment, the former owners of the acquired corporation must maintain a continuing proprietary interest in the acquiring corporation. [See Cortland Specialty Co. v. Commissioner, 60 F.2d 937, 940 (2d Cir. 1932), aff’g. 22 B.T.A. 808 (1931), cert. denied 288 U.S. 599 (1933).] This Court, and the Sixth Circuit to which this case would be appealed, have emphasized the importance of continuity of shareholder interest in the context of F reorganizations, holding that a complete identity of shareholders and their proprietary interests is a prerequisite for F reorganizations. [Performance Systems, Inc. v. United States, supra; Romy Hammes, Inc. v. Commissioner, 68 T.C. 900 (1977); Berger Machine Products, Inc. v. Commissioner, 68 T.C. 358 (1977); but see Aetna Casualty & Surety Co. v. United States, 568 F.2d 811 (2d Cir. 1976).]

[1]	On August 12, 2004, the IRS issued proposed regulations stating that it is not necessary to satisfy the continuity of business enterprise and continuity of proprietary interest requirements for a transaction to qualify as a reorganization pursuant to Section 368(a)(1)(F) of the Code. REG-106889-04, 69 Fed. Reg. 49836 (8/12/04). See also Prop. Reg. §§ 1.368-1(b), -2(m)(2). Because the proposed regulations would be effective only for transactions on or after the date of publication of the final regulations in the Federal Register (which has not occurred), such regulations cannot be relied upon, nor can any conclusions be drawn therefrom, for purposes of this opinion.

[2]	Helvering v. Southwest Consol. Corp., 315 U.S. 194, 202, 203 (1942).

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While holding that the taxpayer could not carry back post-merger net operating losses to offset its pre-merger net operating income, because of a shift of proprietary interest measured by value, the case clearly focuses exclusively on economic, rather than corporate governance rights.

          There appears to be no judicial or published regulatory authority that holds that a shift in proprietary interest occurs simply upon a change to the effectiveness of voting rights or a change to corporate governance that does not involve a shift in the economic interests of the entity.3 While there is authority that looks to voting rights in analyzing continuity of equity ownership, the analysis was for different purposes. For example, in at least one General Counsel Memorandum examining the continuity of proprietary interest requirements, the IRS stated that “[a] proprietary interest in a corporation generally involves three important rights, i.e., (1) the right to vote, and thereby exercise control; (2) the right to participate in current earnings and accumulated surplus, and (3) the right to share the net assets on liquidation.” GCM 37597 (July 6, 1978) (citing Himmel v. Commissioner, 338 F.2d 815 (2d Cir. 1964)).4 However, the Himmel court was analyzing what constituted equity in the context of a redemption under Section 302 of the Code, not a reorganization under Section 368 of the Code.

          On the other hand, a number of private letter rulings address this issue. Each of these rulings concludes that a change in voting rights as a consequence of changing the form of the entity will not prevent a transaction from qualifying as a reorganization under Section 368(a)(1)(F). See, e.g., PLRs 8551017 (the conversion from a national banking association to a state banking association) and 8448080 (the conversion from a joint stock company to a professional association). It should be noted that all of these rulings were issued in connection with the conversion of banks and insurance companies to or from mutual or stock forms of ownership, and it might be argued that such rulings are limited to businesses in that industry. See GCM 38537, (June 21, 1982). In addition, such rulings do not have precedential weight for any taxpayer other than the taxpayer to whom they are issued and cannot be cited as authority before the IRS. See Section 6110(k)(3); Rev. Proc. 2005-1 (Section 11.02).

          Moreover, our conclusion that reorganization treatment pursuant to Section 368(a)(1)(F) of the Code applies to changes in the form of a corporate entity, even where corporate governance rights also change, is supported by the fact that re-incorporations to Delaware from other states, perhaps one of the most common transactions treated as reorganizations pursuant to Section 368(a)(1)(F) of the Code, regularly involve changes in corporate governance and shareholder’s rights. As far as we are aware, such Delaware re-incorporations have been treated as reorganizations qualifying under Section 368(a)(1)(F). In

[3]	But see Boris I. Bittker & James S. Eustice, FEDERAL INCOME TAXATION OF CORPORATIONS AND SHAREHOLDERS, 12.28 (7th ed. 2000 & supp. 2004 (“It may be that a reincorporation coupled with a change in the number of shares, par value, voting rights, and so forth would be a Type F reorganization, at least if it did not materially change the rights of the shareholders inter se, but, since this would also probably be a Type E recapitalization, Section 368(a)(1)(F) seems to add nothing to its status.”).

[4]	Such memoranda have no precedential value, but are often cited as an indication of the IRS position on important corporate tax issues. See, e.g., Section 6110(k)(3); Vons Companies, Inc., v. United States, 51 Fed.Cl. 1 (2001).

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addition, the IRS has held that transactions in which entities change from corporations business trusts, and vice versa, qualified as reorganizations pursuant to Section 368(a)(1)(F) of the Code notwithstanding that, by the very nature of the law governing those entities, the rights of the shareholders or other equity holders to influence the governance of the entity were altered. See, e.g., Rev. Rul. 67-376, supra; Rev. Rul. 70-241, supra.5 Each of these examples supports the conclusion that no shift in proprietary interest occurred notwithstanding incidental changes in corporate governance or voting rights without any shift in the economic rights of the shareholders. As described above, the Transformation will not change any of the economic rights of the shareholders. Moreover, there is no change to the identity of the shareholders since the general partner of a KGaA is not considered a shareholder, and thus there exists the “complete identity of shareholders” required for a reorganization of under Section 368(a)(1)(F) of the Code.

          As stated in the Prospectus, the corporate legal structure of FMC KGaA is intended to retain the essential elements of Fresenius AG’s existing power to control the Company, but, to the extent legally feasible, not to expand such control. Thus, although the voting arrangement of the Company will be altered as a result of the Transformation, the effective control of the Company will not be affected. However, even if the alteration in the voting power or other corporate governance matters as a result of the Transformation were considered to be “material,” there is no clear authority (as mentioned above) that would deny reorganization treatment pursuant to Section 368(a)(1)(F) of the Code. In fact, the relevant authority supports reorganization treatment pursuant to Section 368(a)(1)(F) of the Code, notwithstanding material alterations in voting arrangements, as long as there has been no shift in the economic rights of the shareholders.

          In light of the foregoing discussion, we believe that the Transformation satisfies the requirement that there be a complete identity of shareholders and their proprietary interests. Accordingly, notwithstanding the lack of any governing law on the matter, and based on the foregoing analysis, we believe that the Transformation will be treated as a reorganization described in Section 368(a)(1)(F) of the Code.

          The opinions expressed herein are based upon judicial interpretations of the Code, Treasury Regulations promulgated thereunder, administrative interpretations and positions of the IRS and judicial decisions as of the date hereof, all of which are subject to change, sometimes with retroactive effect. Moreover, the opinions expressed herein deal only with United States federal income taxation and only with respect to the matters addressed herein and not with state or local taxation or the matters of any other taxing jurisdiction. We can give no assurance that

[5]	In the recently proposed regulations respecting reorganization under Section 368(a)(1)(F) of the Code, see supra note 1, there are examples expressly permitting conversions between corporations and limited partnerships and limited liability companies treated as corporations. In at least one example involving a corporation converting into a limited partnership, the general partner interest was held by the corporation’s sole shareholder through a disregarded limited liability company. Because the proposed regulations would be effective for transactions on or after the date of publication of the final regulations in the Federal Register (which has not occurred), such regulations cannot be relied upon, nor can any conclusions be drawn therefrom, for purposes of this opinion.

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judicial decisions will not be overturned, or new or amended Treasury Regulations, administrative rulings or procedures will not be issued or proposed or that new case law will not be created or that new legislation will not be enacted, any of which could have an impact upon the opinions set forth herein. We undertake no obligation to advise you with respect to future changes in the Code or such interpretations or decisions which may affect the opinions expressed.

          This letter is solely for the benefit of FMC AG and only with respect to the matters addressed herein for United States federal income tax purposes. It may not be relied upon by any other person or for any other purpose without our express written permission.

          We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us under the caption “Certain Tax Consequences.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Respectfully submitted,
/s/ O’Melveny & Myers LLP